November 10, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Celeste Murphy
Reid Hooper
Paul Fischer

Re:	Nortek, Inc.
Registration Statement on Form 10-12B (File No. 001-34697)
Ladies and Gentlemen:
     Pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, Nortek, Inc. (the “Company”) hereby respectfully requests that the effective date for its Registration Statement on Form 10 (File No. 001-34697) be accelerated by the Securities and Exchange Commission (the “Commission”) so that it will be declared effective by 2:00 p.m. Eastern Time on Monday, November 14, 2011 or as soon as possible thereafter.
     The Company hereby acknowledges that:
(i)	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert Staff comments and the declaration of effectiveness as a defense in an proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Zachary Blume of Ropes & Gray LLP, counsel to the Company, at (617) 951-7663.
Very truly yours,
NORTEK, INC.

By:	/s/ Edward J. Cooney

	Name:	Edward J. Cooney
	Title:	Senior Vice President and Treasurer